Exhibit 12.1

TREEHOUSE FOODS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

Earnings:
Income before income taxes	$124,910	$124,209	$139,798	$136,400
Add:
Fixed charges	66,913	69,246	71,045	56,955
Amortization of interest, net of capitalized interest	389	(343)	(451)	(66)
Other	231	374	64	66

Earnings available for fixed charges (a)	$192,443	$193,486	$210,455	$193,355

Fixed charges:
Interest expense	$49,304	$51,609	$53,023	$45,691
Capitalized interest and tax interest	57	568	748	237
One third of rental expense (1)	17,552	17,069	17,274	11,027

Total fixed charges (b)	$66,913	$69,246	$71,045	$56,955

Ratio of earnings to fixed charges (a/b)	2.88	2.79	2.96	3.39

(1)	Considered to be representative of interest factor in rental expense.